UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

(AMENDMENT NO. 3)

BAYHAWK ALES, INC.

(Name of Subject Company (Issuer))

EVANS BREWING COMPANY INC.

(OFFEROR)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

NONE
(CUSIP Number of Class of Securities)

C. Parkinson Lloyd, Esq.

Kirton | McConkie

50 East South Temple Street, Suite 400

Salt Lake City, UT 84111

(801) 328-3600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$ 1,048,950	$ 121.89

*	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The proposed maximum aggregate offering price for the common stock is equal to the book value of the shares of Bayhawk Ales, Inc., common stock to be received by the registrant, assuming full participation by all Bayhawk Ales, Inc., stockholders.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act as amended, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162. Fee paid with initial filing. No additional fee due.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $121.89	Filing Party: Evans Brewing Company Inc.
Form or Registration No.: S-4, 333-201771	Date Filed: January 30, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Overview of Tender Offer/Exchange Offer

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to an offer (the “Exchange Offer”) by Evans Brewing Company Inc. (“EBC”) to exchange up to 4,448,624 shares of common stock, $0.0001 par value per share (the “Exchange Shares”) for up to 4,448,624 shares of common stock, $0.001 par value per share (the “Shares”), of Bayhawk Ales, Inc., a Delaware corporation (“Bayhawk”), at an exchange ratio of one (1) share of EBC common stock for each one (1) shares of Bayhawk common stock, upon the terms and subject to the conditions set forth in the Asset Purchase and Share Exchange Agreement by and between EBC and Bayhawk, dated October 15, 2014, as amended (the “Asset Purchase Agreement”). EBC filed a copy of the Asset Purchase Agreement as an annex to a combination registration statement and proxy statement on Form S-4 (the “Registration Statement”), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 30, 2015. The Registration Statement contains additional information relating to the Exchange Offer by EBC. The Registration Statement was amended on April 30, 2015, and May 6, 2015; a third amendment was filed on June 19, 2015 (“Amendment No. 3”); and a fourth amendment was filed on July 14, 2015 (“Amendment No. 4”). The Registration Statement was declared effective on August 10, 2015, and EBC filed a form of prospectus on August 17, 2015, together with two prospectus supplements (collectively, the “Prospectus”).

Pursuant to the Asset Purchase Agreement, Bayhawk had agreed to sell, and EBC had agreed to purchase, substantially all of Bayhawk’s assets, as well as its liabilities (collectively, the “Asset Purchase Transaction”). The assets and liabilities of Bayhawk include personal property, intellectual property, inventory, selected distribution contracts, websites, documents, and all other assets however delineated relating to the Bayhawk Ales labels; and (B) all assets, including personal property, intellectual property, inventory, contracts, websites, documents, and all other assets however delineated relating to the Evans Brands, and (C) 100% of the stock in Evans Brewing Company Inc. (CA) (“Evans Brewing California”) which has the brewers license at City Brewery in Lacrosse, WI (where the non-craft brands will be brewed, with the balance of the craft brands being brewed in Irvine, California) (collectively, the “Transferred Assets”), and the assumption by EBC, pursuant to the terms and conditions set forth in the Agreement, of all of the liabilities of Bayhawk (the “Assumed Liabilities”). (The “Evans Brands” include the former assets of Pig’s Eye Brewing Company, including its original beers, lagers and ales (“Pig’s Eye Brands”), as well as Evans Lager Original, Evans Lager Black, Evans Lager Light, Bad Kat Ice, and Dead Presidents.)

Pursuant to the Agreement, EBC and Bayhawk agreed to seek approval of the shareholders of Bayhawk relating to the Asset Purchase Transaction. Because the principal majority stockholders of Bayhawk are also significant stockholders of EBC, Bayhawk and EBC agreed to proceed with the Asset Purchase Transaction if it was approved by the holders of at least a majority of the Independent Shares (i.e. shares not held by Bayhawk’s majority shareholder, The Michael J. Rapport Trust, or by Evan Rapport, who is an officer of EBC and the son of Michael Rapport) that actually vote on the Asset Purchase Transaction proposal.

EBC and Bayhawk filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “Registration Statement”), which went effective on August 10, 2015. The Registration Statement included a proxy statement seeking the votes of the Bayhawk shareholders on the Asset Purchase Transaction by written consent. On September 17, 2015, the voting period closed, and EBC announced that approximately 99% of the shares that were voted had voted in favor of the Asset Purchase Transaction. As of the date of this Schedule TO, EBC and Bayhawk were working to complete the final closing conditions and close the Asset Purchase Transaction.

In connection with the Asset Purchase Transaction, assuming shareholder approval of the Asset Purchase Transaction, EBC agreed to make the Exchange Offer to the shareholders of Bayhawk. Pursuant to the terms of the Agreement, the Share Exchange offer will be open for a period (the “Exchange Period”) of seventy-five (75) calendar days, beginning on September 17, 2015. Bayhawk stockholders may tender shares of Bayhawk common stock for participation in the Share Exchange at any time during the Exchange Period. Any Bayhawk stockholder who tenders Bayhawk shares in the Share Exchange shall have the right to withdraw any such shares tendered at any time until the closing of the Exchange Period. EBC agreed to use its best efforts to issue the EBC Exchange Shares within three (3) Business Days following the Close of the Exchange Period. EBC and Bayhawk agreed that upon the expiration of the Exchange Period, the Share Exchange offer would be terminated, and any Bayhawk shareholders who have not tendered their shares of Bayhawk’s common stock may not participate in the Share Exchange. Additionally, any Bayhawk stockholders who elect to not participate in the Share Exchange will remain stockholders of Bayhawk.

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Prior to the closing of the Share Exchange, there is no way to determine how many shares of Bayhawk common stock will be exchanged for shares of EBC common stock. The officers and directors of EBC, who are also significant shareholders of Bayhawk, collectively own 3,424,648 shares of Bayhawk common stock (approximately 77% of the total outstanding shares of Bayhawk), and have expressed their intention to exchange their Bayhawk shares for shares of EBC common stock. As such, even if no other Bayhawk stockholders participate in the Share Exchange, Bayhawk will become a majority owned subsidiary of EBC. Following the closing of the Share Exchange, and because EBC has purchased all of Bayhawk’s assets, liabilities, and operations, EBC management anticipates that Bayhawk would have no ongoing business operations, and that EBC would be the operating entity going forward. As such, EBC plans to take steps to dissolve and wind up Bayhawk before the end of the fiscal year.

EBC has retained Premier Stock Transfer as Transfer Agent in connection with the Share Exchange.

Premier Stock Transfer, LLC

340 E Warm Springs Rd. Suite 11B

Las Vegas, NV 89119

ATTN: Jodi Godfrey

725-999-3555 main

702-749-8439 fax

Bayhawk had 4,448,624 shares of its common stock outstanding as of the Bayhawk Record Date, August 10, 2015.

EBC does not presently own any shares of Bayhawk common stock. The majority shareholder of EBC, The Michael J. Rapport Trust, owns 2,841,684 shares of Bayhawk common stock, which is equal to 63.88% of the outstanding shares of Bayhawk as of the date of this Schedule TO. Michael J. Rapport, the Trustee of The Michael J. Rapport Trust, is the President and CEO of EBC, and also a director of Bayhawk. Evan Rapport, the President of Bayhawk Ales, is the son of Michael Rapport. Evan Rapport owns 571,458 shares of Bayhawk common stock. Together, the officers and directors of EBC (5 people) own (directly or through Mr. Rapport’s Trust) an aggregate of 3,424,648 shares of Bayhawk common stock.

Item 1.	Summary Term Sheet

The information required by and in response to Item 1 of this Schedule TO, except as set forth above or below, is hereby incorporated by reference to the Prospectus dated August 17, 2015, together with any amendments filed thereto (collectively, the “Prospectus”).

Item 2.	Subject Company Information

The information required by and in response to Item 2 of this Schedule TO relating to Bayhawk Ales, Inc., except as set forth above or below, is hereby incorporated by reference to the Prospectus.

Item 3.	Identity and Background of Filing Person

The information required by and in response to Item 3 of this Schedule TO relating to Evans Brewing Company Inc., except as set forth above or below, is hereby incorporated by reference to the Prospectus.

Item 4.	Terms of the Transaction

The information required by and in response to Item 4 of this Schedule TO relating to the terms of the Exchange Offer, except as set forth above or below, is hereby incorporated by reference to the Prospectus.

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Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The information required by and in response to Item 5 of this Schedule TO relating to any transactions or corporate events involving EBC and Bayhawk, except as set forth above or below, is hereby incorporated by reference to the Prospectus.

Item 6.	Purposes of the Transaction and Plans or Proposals

The information required by and in response to Item 6 of this Schedule TO relating to the purposes of the Asset Purchase Transaction and the Share Exchange, together with the reasons of both EBC and Bayhawk for proposing to enter into these transactions, except as set forth above or below, is hereby incorporated by reference to the Prospectus.

Item 7.	Source and Amount of Funds or Other Consideration

The information required by and in response to Item 7 of this Schedule TO relating to the consideration to be provided by EBC for the shares of Bayhawk (consisting exclusively of shares of EBC common stock in connection with the Exchange Offer), except as set forth above or below, is hereby incorporated by reference to the Prospectus.

Item 8.	Interest in Securities of the Subject Company

The information required by and in response to Item 8 of this Schedule TO relating to the interests in Bayhawk owned by EBC and its officers and directors, as well as descriptions of any securities transactions between Bayhawk and EBC or its officers and directors during the past 60 days, except as set forth above or below, is hereby incorporated by reference to the Prospectus.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

The information required by and in response to Item 9 of this Schedule TO relating to the identity of anyone engaged to make solicitations or recommendations relating to the Exchange Offer, together with any compensation paid to such persons, except as set forth above or below, is hereby incorporated by reference to the Prospectus.

Item 10.	Financial Statements

The information required by and in response to Item 10 of this Schedule TO including the audited annual and unaudited interim financial statements of EBC, together with other information relating to the financial statements of EBC and financial statements of Bayhawk, is hereby incorporated by reference to the Prospectus.

Item 11.	Additional Information

The information required by and in response to Item 11 of this Schedule TO relating to relevant agreements, regulatory approvals, or legal proceedings, together with additional information relating to the Exchange Offer and the proposed Asset Purchase Transaction, except as set forth above or below, is hereby incorporated by reference to the Prospectus.

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Item 12.	Exhibits

(a)(1)(A)	Asset Purchase Agreement, outlining terms of Share Exchange (incorporated by reference to Amendment No. 4)

(a)(1)(B)	Form of Share Exchange Election Form (filed herewith)

(a)(2)	Recommendation of Bayhawk Board of Directors (incorporated by reference to Amendment No. 4)

(a)(4)	Registration Statement on Form S-4, SEC File No. 333-201771, filed with the Commission on January 30, 2015.

(a)(5)	Amendment No. 4 to Registration Statement on Form S-4, SEC File No. 333-201771, filed with the Commission on July 14, 2015

(b)	Not applicable.

(c)	Not required/not applicable.

(d)	Asset Purchase Agreement, outlining terms of Share Exchange (incorporated by reference to Amendment No. 4)

(e)	Not required/not applicable.

(f)	Not required/not applicable.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2015

Evans Brewing Company Inc.

By:	/s/ Michael J. Rapport
Michael J. Rapport, President

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